UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: October 5, 2022

GelStat Corp.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

90-0075732

(I.R.S. Employer Identification Number)

7554 SW Jack James Drive

Stuart, Florida 34997

(Full mailing address of principal executive office)

(772) 212-1368

(Issuer’s telephone number, including area code)

Item 4. Changes in Issuer’s Certifying Accountant

Resignation of Independent Accounting Firm

On October 5, 2022, GelStat Corp. (the “Company”) received a letter from its former independent accounting firm, Ciro E. Adams, CPA, LLC (“Ciro Adams”), informing that Ciro Adams will resign as the Company’s accounting firm as of that date.

Ciro Adams’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2021 and December 31, 2020 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Ciro Adams on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Ciro Adams’s satisfaction, would have caused Ciro Adams to make reference to the matter in their report. During the fiscal years ended December 31, 2021 and December 31, 2020 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Ciro Adams with a copy of this Current Report on Form 1-U and requested that Ciro Adams provide the Company with a letter addressed to the SEC indicating whether or not Ciro Adams agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Ciro Adams’s letter is attached as Exhibit 99.1 to this Current Report on Form 1-U.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from Ciro Adams

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

GelStat Corp.

October 7, 2022	By:	/s/ Javier Acosta
Javier Acosta Chief Executive Officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

October 7, 2022	By:	/s/ Adrian Goldfarb
Adrian Goldfarb Chairman of the Board